 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2019

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, trends affecting the global economy, including the devaluation of the RMB by China in August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the ongoing trade war between the United States and the People’s Republic of China (“China”) involving the imposition of tariffs and levies on over $250 billion of goods imported into the U.S. from China; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, uncertainty around completion of transactions contemplated by the securities purchase agreement and the share transfer agreement entered into between the Company and Gold Glory Blockchain Inc., customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 26, 2019, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2019.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(amounts in thousands except share and per share value)

(Unaudited)

		September 30, 2019		December 31, 2018
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		50,217	7,026	8,908
Restricted cash		24,700	3,456	38,000
Accounts and bills receivable, net	3	23,596	3,301	22,627
Inventories	4	22,135	3,097	24,675
Advance to suppliers		10,527	1,473	5,694
Prepayments and other receivables		1,223	171	1,068
Deferred tax assets – current		1,169	164	1,195
Total current assets		133,567	18,688	102,167

Property, plant and equipment, net	5	310,101	43,385	331,168
Construction in progress	6	-	-	366
Lease prepayments, net	7	15,895	2,224	16,296
Advance to suppliers - long term, net		1,542	216	1,542
Deferred tax assets - non current		3,037	425	3,143

Total assets		464,142	64,938	454,682

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	9,094	64,950
Due to related parties	9	118,149	16,530	114,692
Accounts payables		21,142	2,958	20,750
Notes payable	10	49,400	6,911	48,000
Advance from customers		4,306	602	1,859
Accrued expenses and other payables		5,941	831	5,072
Total current liabilities		263,938	36,926	255,323

Deferred tax liabilities		2,352	329	2,528

Total liabilities		266,290	37,255	257,851

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,864	13,323
Additional paid-in capital		311,907	43,637	311,907
Statutory reserve		37,441	5,238	37,441
Accumulated deficit		(165,659)	(23,177)	(166,680)
Cumulative translation adjustment		840	121	840
Total equity		197,852	27,683	196,831
Total liabilities and equity		464,142	64,938	454,682

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
		2019		2018	2019		2018
	Notes	RMB	US$	RMB	RMB	US$	RMB
Net sales		79,586	11,134	86,872	248,777	34,805	243,398
Cost of sales		57,996	8,114	69,812	196,154	27,443	210,051

Gross profit		21,590	3,020	17,060	52,623	7,362	33,347

Operating expenses
Selling expenses		3,236	453	2,960	9,737	1,362	9,325
Administrative expenses		13,083	1,830	14,874	35,113	4,912	37,667
Total operating expenses		16,319	2,283	17,834	44,850	6,274	46,992

Operating income (loss)		5,271	737	(774)	7,773	1,088	(13,645)

Other income (expense)
- Interest income		255	36	356	671	94	739
- Interest expense		(2,240)	(313)	(2,769)	(6,675)	(934)	(7,227)
- Others income (expense), net		80	11	1,324	(792)	(111)	1,369

Total other expense		(1,905)	(266)	(1,089)	(6,796)	(951)	(5,119)

Income (loss) before provision for income taxes		3,366	471	(1,863)	977	137	(18,764)

Income tax benefit	11	77	11	15	44	6	49

Net income (loss)		3,443	482	(1,848)	1,021	143	(18,715)

Other comprehensive loss
- Foreign currency translation adjustments		1	0	24	-	-	(2,053)

Comprehensive income (loss)		3,444	482	(1,824)	1,021	143	(20,768)

Income (loss) per share, Basic and diluted	12	1.05	0.15	(0.57)	0.31	0.04	(5.73)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2019		2018
	RMB	US$	RMB
Cash flow from operating activities
Net income (loss)	1,021	143	(18,715)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	33,957	4,751	33,271
- Amortization of intangible assets	400	56	400
- Deferred income taxes	(44)	(6)	(51)
- Bad debt (recovery) expense	(897)	(125)	(132)
-Inventory provision	724	101	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(72)	(10)	4,682
- Inventories	1,815	254	(1,016)
- Advance to suppliers	(4,833)	(676)	(4,987)
- Prepaid expenses and other current assets	(155)	(22)	(551)
- Accounts payable	393	56	2,436
- Accrued expenses and other payables	501	70	(1,031)
- Advance from customers	2,447	342	6,852
- Tax payable	368	51	1,270

Net cash provided by (used in) operating activities	35,625	4,985	22,428

Cash flow from investing activities
Purchases of property, plant and equipment	(12,889)	(1,803)	(4,812)
Restricted cash related to trade finance	-	-	-
Advance to suppliers - non current	-	-	28
Amount change in construction in progress	366	51	-

Net cash used in investing activities	(12,523)	(1,752)	(4,784)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from short-term bank loans	50	7	14,950
Proceeds from related party	3,457	484	(37,472)
Change in notes payable	1,400	196	23,080

Net cash provided by financing activities	4,907	687	558

Effect of foreign exchange rate changes	-	(261)	(2,041)

Net increase in cash and cash equivalent	28,009	3,659	16,161

Cash and cash equivalent
At beginning of period/year	46,908	6,823	69,464
At end of period/year	74,917	10,482	85,625

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,675	934	7,227
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,062	149	1,029

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 29, 2019 with the SEC. The results of the nine-month period ended September 30, 2019 are not necessarily indicative of the results to be expected for the full year ended December 31, 2019.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

6

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the third quarter of 2019 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB7.1477, on the last trading day of the third quarter of 2019 (September 30, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on September 30, 2019, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, maintained within the United States as well as in foreign countries to be cash and cash equivalents. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States. Balances at financial institutions within certain foreign countries are not covered by insurance.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB24,700 (US$3,456) and RMB38,000 as of September 30, 2019 and December 31, 2018, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of September 30, 2019 and 2018, the Company had a working capital deficiency of RMB130,371 (US$18,240) and RMB164,885 and accumulated surplus of RMB1,021 (US$143) and deficit RMB18,715 from net losses incurred during the first nine months of 2019 and 2018. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and a related party and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. We are currently evaluating the impact that the standard will have on our consolidated financial statements.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We are evaluating the impact on our consolidated financial statements.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile Cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. The Company has already disclosed the restricted cash separately on its Consolidated Statements of Financial Position. Beginning the first quarter of 2018, the Company has adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of Cash, cash equivalent, and restricted cash within its Consolidated Statements of Financial Positions that sum to the total of the same such amounts shown in Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the year ended December 31, 2016 and 2017 which required the Company to recast each prior reporting period presented. As a result, the Company no longer discloses transfers between cash and restricted cash in the consolidated cash flow statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	September 30, 2019		December 31, 2018
	RMB	US$	RMB
Accounts receivable	14,368	2,010	17,366
Less: Allowance for doubtful accounts	(950)	(133)	(1,847)
	13,418	1,877	15,519
Bills receivable	10,178	1,424	7,108
	23,596	3,301	22,627

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

 Inventories consisted of the following:

	September 30, 2019		December 31, 2018
	RMB	US$	RMB
Raw materials	19,464	2,724	14,154
Work-in-progress	1,099	154	1,473
Finished goods	7,794	1,090	14,558
Consumables and spare parts	622	87	610
Inventory--impairment	(6,844)	(958)	(6,120)
	22,135	3,097	24,675

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	September 30, 2019		December 31, 2018
	RMB	US$	RMB
Buildings	68,319	9,558	68,319
Plant and equipment	817,520	114,375	808,717
Computer equipment	3,149	441	3,027
Furniture and fixtures	19,278	2,697	14,528
Motor vehicles	1,744	244	1,824
	910,010	127,315	896,415
Less: accumulated depreciation	(592,690)	(82,920)	(558,028)
Less: impairment of plant and equipment	(7,219)	(1,010)	(7,219)
	310,101	43,385	331,168

Total depreciation for the nine-month periods ended September 30, 2019 and 2018 was RMB33,957 (US$4,751) and RMB33,271, respectively. For the three-month periods ended September 30, 2019 and 2018, depreciation expenses were RMB10,065 (US$1,271) and RMB11,144, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB0 (US$0) as of September 30, 2019, and RMB366 as of December 31, 2018, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	September 30, 2019		December 31, 2018
	RMB	US$	RMB
Lease prepayment - non current	15,895	2,224	16,296
Lease prepayment - current	524	73	524
	16,419	2,297	16,820

Amortization of land use rights for the nine months ended September 30, 2019 and 2018 was RMB400 (US$56) and RMB400, respectively. Amortization of land use rights for the three months ended September 30, 2019 and 2018 was RMB133 (US$17) and RMB134, respectively.

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Estimated amortization expenses for the next five years after September 30, 2019 are as follows:

	RMB	US$
1 year after	524	73
2 years after	524	73
3 years after	524	73
4 years after	524	73
5 years after	524	73
Thereafter	13,799	1,932

As of September 30, 2019, the amount of RMB524 (US$76) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest
	rate per	September 30, 2019		December 31, 2018
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 17, 2018 to July 15, 2019	6.5%	-	-	20,000
- July 17, 2018 to July 17, 2019	6.5%	-	-	29,950
- June 21, 2018 to June 19, 2019	6.5%	-	-	15,000
- June 19, 2019 to June 18, 2020	6.5%	15,000	2,099	-
- July 15, 2019 to July 15, 2020	6.5%	20,000	2,798	-
- July 18, 2019 to July 9, 2020	6.5%	30,000	4,197	-

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of September 30, 2019, the principal of this loan from Shandong SNTON was RMB86,796 and the interest payable was RMB31,353.

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The related accounts payable as of September 30, 2019 and December 31, 2018 was RMB118,149 and RMB114,692, respectively.

NOTE 10 - NOTES PAYABLE

As of September 30, 2019 and December 31, 2018, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB49,400 (US$6,911) and RMB48,000, respectively, for payment in connection with raw materials for a total security deposits of RMB24,700 (US$3,456) and RMB38,000 made to Bank of Weifang, respectively.

Notes payable consisted of the following:

	September 30, 2019		December 31, 2018
Issuing bank	RMB	US$	RMB
Bank of Weifang	49,400	6,911	48,000
	49,400	6,911	48,000

NOTE 11 - INCOME TAX

Income tax benefit was RMB77 (US$11) and RMB15 for the three months ended September 30, 2019 and 2018, respectively.

Income tax benefit was RMB44 (US$6) and RMB49 for the nine months ended September 30, 2019 and 2018, respectively.

NOTE 12 - EARNINGS PER SHARE

Basic and diluted net earnings per share was RMB1.05 (US$0.15) and basic and diluted loss per share was RMB0.57 for the three-month period ended September 30, 2019 and 2018, respectively.

Basic and diluted net earnings per share was RMB0.31 (US$0.04) and basic and diluted loss per share was RMB5.73 for the nine-month period ended September 30, 2019 and 2018, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended September 30, 2019 and 2018.

The following are the vendors that supplied 10% or more of our raw materials for September 30, 2019 and 2018:

		Percentage of total purchases (%)
Supplier	Item	September 30, 2019	September 30, 2018
PetroChina Company Limited Chemicals Sales North China Branch (“PetroChina”)	PET resin and Additives	-	38.1%
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	59.6%	35.3%

The balance of advance to supplier to Sinopec Yizheng was RMB5,052 (US$707) as of September 30, 2019, respectively.

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the third quarter of 2019, although sales were higher, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market.

We believe that in the remaining quarter of 2019, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright.

Results of operations for the three-month periods ended September 30, 2019 compared to September 30, 2018

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2019	September 30, 2018
	(as % of Revenue)
Gross profit (loss)	27.1	19.6
Operating expenses	(20.5)	(20.5)
Operating income (loss)	6.6	(0.9)
Other income (expense)	(2.4)	(1.3)
Provision for income taxes	0.1	-
Net income (loss)	4.3	(2.1)

Revenue

Net sales during the third quarter ended September 30, 2019 were RMB79.6 million (US$11.1 million), compared to RMB86.9 million during the same period in 2018, representing a decrease of RMB7.3 million or 8.4%. The decrease of average sales price caused a decrease of RMB4.6 million and the sales volume decrease caused a decrease of RMB2.7 million.

In the third quarter of 2019, sales of specialty films were RMB40.6 million (US$5.7 million) or 51.0% of our total revenues as compared to RMB45.3 million or 52.2% in the same period of 2018, which was a decrease of RMB4.7 million, or 10.4% as compared to the same period in 2018. The decrease in average sales price caused a decrease of RMB1.5 million and the decrease in the sales volume caused a decrease of RMB3.2 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2019		% of Total	Three-Month Period Ended September 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	26,552	3,715	33.3%	30,650	35.3%
Printing film	7,881	1,103	9.9%	6,293	7.2%
Metallization film	1,197	167	1.5%	773	0.9%
Specialty film	40,559	5,674	51.0%	45,325	52.2%
Base film for other application	3,397	475	4.3%	3,832	4.4%

	79,586	11,134	100.0%	86,872	100.0%

Overseas sales were RMB11.6 million or US$1.6 million, or 14.6% of total revenues, compared with RMB8.5 million or 9.8% of total revenues in the third quarter of 2018. The decrease in average sales price caused a decrease of RMB0.8 million and the increase in sales volume resulted in an increase of RMB3.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2019		% of Total	Three-Month Period Ended September 30, 2018	% of Total
	RMB	US$	RMB
Sales in China	67,933	9,512	85.4%	78,369	90.2%
Sales in other countries	11,593	1,622	14.6%	8,503	9.8%

	79,586	11,134	100.0%	86,872	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended September 30, 2019	Three-Month Period Ended September 30, 2018
	% of total	% of total
Materials costs	75.4%	73.6%
Factory overhead	8.9%	9.3%
Energy expense	9.1%	8.4%
Packaging materials	3.7%	4.7%
Direct labor	2.9%	4.0%

Cost of goods sold during the third quarter of 2019 totaled RMB58.0 million (US$8.1 million) as compared to RMB69.8 million in the same period of 2018. This was RMB11.8 million or 16.9% lower than the same period in 2018. The decrease in unit cost of goods sold caused a decrease of RMB9.7 million and the decrease in sales volume caused a decrease of RMB2.1 million.

Gross Profit (Loss)

Our gross profit was RMB21.6 million (US$3.0 million) for the third quarter ended September 30, 2019, representing a gross margin rate of 27.1%, as compared to gross profit of RMB17.1 million and a gross margin rate of 19.6% for the same period in 2018. Correspondingly, gross margin rate increased by 7.5 percentage point compared to the same period in 2018.

Operating Expenses

Operating expenses for the third quarter ended September 30, 2019 were RMB16.3 million (US$2.3 million), which was RMB1.5 million, or 8.4% lower than the same period in 2018. This decrease was mainly due to decreased expenses on research and development.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the third quarter ended September 30, 2019 was RMB1.9 million (US$0.3 million), RMB0.8 million higher than the same period in 2018.

Income Tax Expense

The income tax benefit was RMB0.1 million (US$0.01 million) during the third quarter ended September 30, 2019, compared to income tax benefit of RMB0.02 million during the same period in 2018. This increase of income tax benefit was due to changes in deferred tax.

Net Profit

Net profit attributable to the Company during the third quarter ended September 30, 2019 was RMB3.4 million (US$0.5 million) compared to net loss attributable to the Company of RMB1.8 million during the same period in 2018, representing an increase in profit of RMB5.2 million.

Results of operations for the nine-month periods ended September 30, 2019 compared to September 30, 2018

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2019	September 30, 2018
	(as % of Revenue)
Gross profit(loss)	21.2	13.7
Operating expenses	(18.0)	(19.3)
Operating income (loss)	3.1	(5.6)
Other income (expense)	(2.7)	(2.1)
Provision for income taxes	-	-
Net income (loss)	0.4	(7.7)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the nine-month period ended September 30, 2019 were RMB248.8 million (US$34.8 million), compared to RMB243.40 million, during the same period in 2018, representing an increase of RMB5.4 million or 2.2%, mainly due to the increase in sales prices.

In the nine-month period ended September 30, 2019, sales of specialty films were RMB114.7 million (US$16.0 million) or 46.1% of our total revenues as compared to RMB109.0 million or 44.8% in the same period of 2018, which was an increase of RMB5.7 million, or 5.2% as compared to the same period in 2018. The increase of average sales price caused an increase of RMB1.8 million and the increase in the sales volume caused an increase of RMB3.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2019		% of Total	Nine-Month Period Ended September 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	86,675	12,126	34.9%	90,930	37.3%
Printing film	28,613	4,003	11.5%	23,874	9.8%
Metallization film	3,811	533	1.5%	2,568	1.1%
Specialty film	114,713	16,049	46.1%	109,020	44.8%
Base film for other applications	14,965	2,094	6.0%	17,006	7.0%

	248,777	34,805	100.0%	243,398	100.0%

Overseas sales during the nine months ended September 30, 2019 were RMB42.2 million or US$5.9 million, or 16.9% of total revenues, compared with RMB36.1 million or 14.8% of total revenues in the same period in 2018. This was RMB6.1 million higher than the same period in 2018. The increase in sales volume resulted in an increase of RMB4.7 million and the increase of average sales price caused an increase of RMB1.4 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2019		% of Total	Nine-Month Period Ended September 30, 2018	% of Total
	RMB	US$	RMB
Sales in China	206,625	28,907	83.1%	207,291	85.2%
Sales in other countries	42,152	5,898	16.9%	36,107	14.8%

	248,777	34,805	100.0%	243,398	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine-Month Period Ended September 30, 2019	Nine-Month Period Ended September 30, 2018
	% of total	% of total
Materials costs	73.8%	72.7%
Factory overhead	10.3%	9.2%
Energy expense	8.5%	8.9%
Packaging materials	4.0%	4.8%
Direct labor	3.4%	4.4%

Cost of goods sold during the first nine months of 2019 totaled RMB196.2 million (US$27.4 million) as compared to RMB210.1 million in the same period of 2018. This was RMB13.9 million or 6.6% lower than the same period in 2018. The decrease was mainly due to the decrease of unit cost of goods sold caused by the reduction of prices of main materials.

Gross Profit

Our gross profit was RMB52.6 million (US$7.4 million) for the first nine months ended September 30, 2019, representing a gross margin of 21.2%, as compared to a gross margin of 13.7% for the same period in 2018. Correspondingly, gross margin increased by 7.5 percentage. Our average product sales prices increased by 2.2% compared to the same period last year while the average cost of goods sold decreased by 6.6% compared to the same period last year. This resulted in an increase in our gross profit.

Operating Expenses

Operating expenses for the nine months ended September 30, 2019 were RMB44.9 million (US$6.3 million), compared to RMB47.0 million in the same period in 2018, which was RMB2.1 million or 4.5% lower than the same period in 2018. This decrease was mainly due to decreased expenses on research and development.

Other Expense

Total other expense is a combination result of interest income, interest expense and other income (expense). Total other expense during the first nine months of 2019 was RMB6.8 million (US$1.0 million), RMB1.7 million higher than the same period in 2018.

Income Tax Benefit

The income tax benefit was RMB0.04 million (US$0.006 million) during the nine months ended September 30, 2019, compared to income tax benefit of RMB0.05 million during the same period in 2018. This decrease of income tax benefit was due to changes in deferred tax.

Net Profit

Net profit attributable to the Company during the first nine-month period of 2019 was RMB1.0 million (US$0.1 million) compared to net loss attributable to the Company of RMB18.7 million during the same period in 2018, representing an increase of RMB19.7 million from the same period in 2018 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been financed primarily through cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings from financial institutions during the period from the third quarter of 2018 to the third quarter of 2019 ranged from 0% to 6.50%.

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2018, the principal of this loan from Shandong SNTON was RMB86.80 million and the interest was RMB27.90 million.

As of September 30, 2019, the principal of this loan from Shandong SNTON was RMB86.80 million and the interest payable was RMB31.35 million.

The main source of cash inflow for the next twelve months will come from sales of products, and the estimated inflow is RMB370.5 million. The estimated cash outflow is RMB282.6 million. The amount of cash used in the purchase of raw materials and packaging materials is estimated to be RMB192.1 million and RMB10.2 million, respectively. Cash used for power costs, labor costs, maintenance and renovation expenses is estimated to be RMB27.5 million, RMB16.4 million and RMB6.8 million, respectively. Total cash used in sales expenses, financial expenses and administrative expenses is estimated to be RMB29.6 million. The foregoing description has been prepared based on the information available to us as of the date of this report on Form 6-K and there are numerous factors that could contribute to a different result such as risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China and numerous other factors as more fully disclosed in our reports filed with the U.S. Securities and Exchange Commission.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2019 was RMB35.6 million (US$5.0 million) compared to net cash provided by operating activities of RMB22.4 million for the nine months ended September 30, 2018. This increase in cash flows provided by operating activities was primarily attributable to the increased profit.

Investing Activities

Net cash flows used in investing activities for the nine months ended September 30, 2019 was RMB12.5 million (US$1.8 million) compared to net cash used in investing activities of RMB4.8 million for the nine months ended September 30, 2018. This increase in cash flows used in investing activities was primarily attributable to the increased expenditure of purchasing fixed assets.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2019 was RMB4.9 million (US$0.7 million) compared to net cash provided by financing activities of RMB0.6 million for the nine months ended September 30, 2018, which is an increase of RMB4.3 million (US$0.6 million). This increase in cash flows provided by financing activities was primarily attributable to changes of notes payable.

Working Capital

As of September 30, 2019 and December 31, 2018, we had a working capital deficit of RMB130.4 million (US$18.2 million) and RMB153.2 million, respectively. Working capital deficit decreased by RMB22.8 million (US$3.2 million), or 14.9% compared to the amount as of December 31, 2018. Our main current liability was loans from a related party.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2019 (in thousands RMB):

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract	1,062	-	1,062	-	-
Due to related parties
-Principal	86,874	86,874
-Interest	4,535	4,535
Bank loans
-Principal	65,000	65,000
-Interest	4,225	4,225			-
Notes payable	49,400	49,400
Operating leases	72	72		-	-
Total	211,168	210,106	1,062	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 26, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: November 26, 2019